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                                  UNITED STATE
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Greg Manning Auctions, Inc.
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    563823103
                      ------------------------------------
                                 (CUSIP Number)

                             Michael A. Varet, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6250
  ----------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                January 28, 2000
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 8
                                                      SEC 1746 (12-91)

                                                          SCHEDULE 13D

CUSIP No.  699004107                                   Page 2 of 8 Pages
----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Leon H. Liebman
----------------------------------------------------------------------------
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
----------------------------------------------------------------------------
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE

     QUIRED PURSUANT TO ITEMS 2(d) or 2(e)    |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
----------------------------------------------------------------------------
              --------------------------------------------------------------
              7   SOLE VOTING POWER

  NUMBER OF             887,420

              --------------------------------------------------------------
              --------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              0
              --------------------------------------------------------------
              --------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               887,420
              --------------------------------------------------------------
              --------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER

                        0
              --------------------------------------------------------------
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            887,420
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
      SHARES*                 |_|


----------------------------------------------------------------------------
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.9%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            IN
----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

           This amends the Statement on Schedule 13D/A dated September 23, 1999 (the "Schedule 13D/A"), previously filed with the Securities and Exchange Commission by Leon H. Liebman (the "Reporting Person"), with respect to his beneficial ownership of common stock, $.01 par value per share, of Greg Manning Auctions, Inc., a Delaware corporation.

      Item 1.Security and Issuer.

           This statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of Greg Manning Auctions, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 775 Passaic Avenue, West Caldwell, New Jersey 07006.

      Item 2.Identity and Background.

           Response unchanged.

      Item 3.Source and Amount of Funds or Other Consideration.

           Not applicable.

      Item 4.Purpose of Transaction.

           As of January 31, 2000, the Reporting Person disposed of 81,300 shares of Common Stock through open market sales.
Reporting Person currently intends to dispose of additional shares of Common Stock through open market sales.

           Except  as  set  forth  in  the   preceding   paragraph,
Reporting Person does not have any present plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D/A.

      Item 5.  Interest in Securities of the Issuer.

           (a)  As  of   January   31,   2000,   Reporting   Person
beneficially owns, an aggregate of 887,420 shares of Common Stock. The shares of Common Stock beneficially owned by Reporting Person represent 12.9% of the Common Stock outstanding, based on a total of 6,873,001 shares of Common Stock outstanding on January 31, 2000.

           (b) Reporting Person has sole voting and dispositive power over all shares of Common Stock it holds.

           (c) Reporting Person made the following open market sales during the past sixty days:

           (1) on January 7, 2000, 2,000 shares of Common Stock at a price of $16.687 per share;

           (2) on January 7, 2000, 1,000 shares of Common Stock at a price of $17.25 per share;

           (3) on January 10, 2000, 2,000 shares of Common Stock at a price of $19.125 per share;

           (4) on January 10, 2000, 2,000 shares of Common Stock at a price of $18.375 per share;

           (5) on January 11, 2000, 1,000 shares of Common Stock at a price of $17.50 per share;

           (6) on January 11, 2000, 2,000 shares of Common Stock at a price of $17.9375 per share;

           (7) on January 12, 2000, 1,000 shares of Common Stock at a price of $18.0625 per share;

           (8) on January 13, 2000, 1,300 shares of Common Stock at a price of $18.625 per share;

           (9) on January 13, 2000, 700 shares of Common Stock at a price of $19.00 per share;

           (10) on January 18, 2000, 23,700 shares of Common Stock at a price of $22.607 per share;

           (11) on January 19, 2000, 1,300 shares of Common Stock at a price of $22.75 per share;

           (12) on January 25, 2000, 2,000 shares of Common Stock at a price of $18.25 per share;

           (13) on January 26, 2000, 1,000 shares of Common Stock at a price of $19.50 per share;

           (14) on January 26, 2000, 1,000 shares of Common Stock at a price of $19.75 per share;

           (15) on January 27, 2000, 10,000 shares of Common Stock at a price of $20.75 per share;

           (16) on January 27, 2000, 3,300 shares of Common Stock at a price of $21.125 per share;

           (17) on January 27, 2000, 3,000 shares of Common Stock at a price of $21.25 per share;

           (18) on January 28, 2000, 200 shares of Common Stock at a price of $23.00 per share;

           (19) on January 28, 2000, 1,800 shares of Common Stock at a price of $22.75 per share;

           (20) on January 28, 2000, 5,000 shares of Common Stock at a price of $22.625 per share;

           (21) on January 28, 2000, 2,000 shares of Common Stock at a price of $21.75 per share;

           (22) on January 28, 2000, 10,000 shares of Common Stock at a price of $22.875 per share;

           (23) on January 31, 2000, 2,000 shares of Common Stock at a price of $22.75 per share; and

           (24) on January 31, 2000, 2,000 shares of Common Stock at a price of $22.5625 per share.

           (d)  Not applicable.

           (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


      Response unchanged.

      Item 7.  Material to be Filed as Exhibits.

           None.

                                SIGNATURE

           After   reasonable   inquiry  and  to  the  best  of  my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 7, 2000      LEON H. LIEBMAN

                               By    /s/ Michael A. Varet
                                    Michael A. Varet
                                    Attorney-in-Fact